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                   U. S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  Form 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                            SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                  INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
             (Name  of  Small  Business  Issuer  in  Its  Charter)

              Delaware                                  65-0488983
(State of Other Jurisdiction of            (IRS Employer Identification No.)
Incorporation or Organization)


3163  Kennedy  Boulevard,  Jersey City, New Jersey                 07306
  (Address  of  Principal  Executive  Offices)                   (Zip  Code)

                            Telephone  (201)  217-4137
                            Facsimile  (201)  876-5023
             (Registrant's  Telephone  Number,  including  Area  Code)

With  copies  to:     Vincent  S.  Verdiramo,  Esq.
Verdiramo  &  Verdiramo,  P.A.
3163  Kennedy  Boulevard
Jersey  City,  New  Jersey  07306
Tel.  (201)  798-7082   Fax.  (201)798-4627

Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:

None.

Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:

Preferred  Stock,  par  value  $0.001
Common  Stock,  par  value  $0.001









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*****************************************************************************

Submission page 1 of 70

                  INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                               FORM 10SB

DESCRIPTION                                                SUBMISSION PAGE

PART I

ITEM 1  DESCRIPTION OF BUSINESS                                     3
ITEM 2  MANAGEMENT'S DISCUSSION AND ANALYSIS OR
        PLAN OF OPERATION                                           4
ITEM 3  DESCRIPTION OF PROPERTY                                     7
ITEM 4  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
        OWNERS AND MANAGEMENT                                       7
ITEM 5  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
        AND CONTROL PERSONS OWNING MORE THAN 10%                    8
ITEM 6  EXECUTIVE COMPENSATION                                      9
ITEM 7  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS             11
ITEM 8  DESCRIPTION OF SECURITIES                                  11

PART II

ITEM 1  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
        COMMON EQUITY AND OTHER SHAREHOLDER MATTERS                12
ITEM 2  LEGAL PROCEEDINGS                                          13
ITEM 3  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS              14
ITEM 4  RECENT SALES OF UNREGISTERED SECURITIES                    14
ITEM 5  INDEMNIFICATION OF DIRECTORS AND OFFICERS                  18

PART F/S                                                           18

PART III

ITEM 1  INDEX TO EXHIBITS                                          37
ITEM 2  DESCRIPTION OF EXHIBITS                                    37

SIGNATURES                                                         37

EXHIBIT EX-3.(i)                                                   38

EXHIBIT EX-3.(ii)                                                  41

EXHIBIT EX-4.(i)                                                   51

EXHIBIT EX-10.(i)                                                  52

EXHIBIT EX-16.(i)                                                  67

EXHIBIT EX-21.(i)                                                  68

EXHIBIT EX-27.(i)                                                  69

EXHIBIT EX-27.(ii)                                                 70









Submission page 2 of 70

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                   FORM 10SB

                                    PART  I

Item  I  -  Description  of  Business

Introduction

The Company, a computer enhanced marketing company, utilizing Interactive Convergence as it relates to the Internet, online computer services, broadcast, cable and satellite television and Retail exposure; has created multiple channels of distribution for the introduction of new products, new services, inventions and concepts. The Company specializes in the application of multimedia marketing tools and selected channels of distribution. This is accomplished by listing products and services on the Internet, television and at retail simultaneously.

History

The Company was incorporated in the State of New Jersey on March 4, 1994 and in Delaware, June 13, 1995. On June 13, 1995, the New Jersey corporation merged with the Delaware corporation formed for that purpose. There are 5,000,000 shares of preferred stock authorized of which none are presently issued and outstanding and there are 25,000,000 shares of common stock authorized of which 6,440,464 are presently issued and outstanding.

Business  Activities

The Company provides turnkey marketing solutions to a wide range of clients. The Company uses Television, the Internet and Retail, simultaneously to promote sales and brand awareness for its clients' products and services. Additionally, the Company operates the Internet web sites known as Shop-the-Net.com
(www.shop-the-net.com)  and  AutoSmartUSA.com  (www.autosmartusa.com).

In December 1998, the Company formed a wholly-owned subsidiary, CPM Associates Holding Corp., a Nevada corporation. In January 1999, this wholly-owned subsidiary of the Company acquired an 80% interest in Contract, Planning and Management Associates, Inc., a New Hampshire corporation, located in Brentwood, New Hampshire. CPM is a manufacturer of store fixtures, architectural millwork, tenant improvements and build-outs including general contracting services. Collectively, CPM Associates Holding Corp. and Contracting, Planning and Management Associates, Inc. are hereinafter referred to as CPM.

In February 1999, the Company formed two wholly-owned subsidiaries, AutoSmart USA, Inc., a Nevada corporation and AutoSmart USA Leasing, Inc., a Florida corporation, collectively, AutoSmartUSA. AutoSmartUSA sells cars, trucks and sport utility vehicles through the Internet at www.autosmartusa.com and through a walk-in new car showroom located in Pompano Beach, Florida.

Differentiation  From  Competition

The Company differentiates itself from competitors by offering a diverse range of services to its clients and by offering a wide range of products to consumers through multiple channels of distribution.

Seasonality

The  Company's  business  activities  are not adversely affected by seasonality.


Submission page 3 of 70

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                   FORM 10SB

Marketing

The Company and its subsidiaries market their respective products and services by direct sales, television, print, radio advertising and Internet banner advertising.

CPM's current customer base is composed of approximately 100 commercial accounts throughout the United States.

Financing

The  Company  currently  internally  finances  its routine operating activities.

Competition

Competition for the services offered by the Company is based on service, quality, distribution, and price. Management believes it can successfully compete in the marketplace. The Company believes that there are other companies that operate in the same business as the Company. The Company believes that it has the resources to compete effectively.

Government  Regulation

The Company believes that it is in compliance with all of the regulations that apply to its business activities.

Trademarks

The Company has trademarks for the names "Interactive Multimedia Network, Inc.", and "In Your Neighborhood".


Employees

As of March 1999, the Company had 70 employees of which 12 are in management. The Company believes that its labor relations are good. No employee is represented by a labor union.

Subsidiaries

The Company has three subsidiaries. AutoSmart USA, Inc. and AutoSmartUSA Leasing, Inc. are both wholly-owned subsidiaries. These subsidiaries operate in tandem to operate the vehicle sales operations of the Company. CPM Associates Holding Corp., a wholly-owned subsidiary owns an 80% interest in Contracting, Planning and Management Associates, Inc., which operates the architectural millwork and store fixture business of the Company.

The principal executive offices of the Company are located at 3163 Kennedy Boulevard, Jersey City, New Jersey, tel. (201) 217-4137. The Company's stock symbol on the Over-the-Counter Bulletin Board is "IMNI".

Item  2.  Management  Discussion  and  Analysis  of  Financial  Condition

The following Management Discussion and Analysis of Financial Condition is qualified by reference to and should be read in conjunction with, the Company's Consolidated Financial Statements and the Notes thereto as set forth beginning on page F-I.

Submission page 4 of 70

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                   FORM 10SB

Forward-looking  Statement  and  Information

The Company is including the following cautionary statement in this Form 10-SB to make applicable and take advantage of the safe harbor provision of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company to effectuate and successfully operate acquisitions and the ability of the Company to obtain acceptable forms and amounts of financing to fund planned acquisitions. The Company has no obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.

Introduction

The Company has the fiscal year end, March 31. The following presentation of the Management Discussion and Analysis of Financial Condition covers the year ended March 31, 1999.

The Company and each of its subsidiaries maintain their own books and records which are presented here as an audited consolidation.

CPM operates on a calendar year end and as such is the only subsidiary whose year end does not coincide with the Company's.

Year  Ended  March  31,  1999

For the year ended March 31, 1999, the Company's principal source of revenue consisted of the business activities of the Company and its subsidiaries which were $1,647,281 for the period. More specifically, the Company's own business operations generated $655,313. CPM revenues for the three months ended March 31, were 991,968 and AutoSmart generated negligible revenues in its first two months since its incorporation, and all of its revenues for the period were consolidated into the Company's.

Operating expenses for the year ended March 31, 1999 consisted of general expenses of $1,275,674 for the Company as a whole. This figure includes an expense charge of $163,718 for services rendered to the Company by various consultants in exchange for 657,500 shares of common stock.

The Company, and its subsidiaries, had a net loss income of $(254,589) for the period ended March 31, 1999. This includes amortization of $96,281 of which the Company reported $19,274 and CPM reported $77,007.

Submission page 5 of 70

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                   FORM 10SB

The Company, after acquiring CPM, caused CPM to file a petition under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the district of New Hampshire on January 8, 1999. Under chapter 11, certain claims against CPM in existence prior to the filing of the petitions for relief are stayed while CPM continues business operations as debtor-in-possession. These claims are reflected in the March 31, 1999, balance sheet as "liabilities subject to compromise," in the amount of $2,336,870. When the plan of reorganization is approved, CPM expects to have substantially reduced liabilities.

As an additional part of the acquisition of CPM, the Company has recognized $1,271,297 of goodwill which will be amortized over ten years.

Year  Ended  March  31,  1998

Revenues for the year ended March 31, 1998 were $140,506 which consisted of revenues from the Company's own business operations.

Gross  profit  margins  as  a  percentage  of  revenues for the period were 55%.

Operating expenses for the period were $916,668 consisting of selling, general and administrative expenses.

The net loss of $838,222 for the period consists of non-cash losses of $302,680 (which includes depreciation and amortization costs of $35,292, and expenses for professional fees of $267,388) and operating losses.

Qualitative  Discussion

The Company believes that present operations may not require that the Company obtain any additional capital during the next twelve months for its own operations. However, CPM will require the formation of a working line of credit in excess to the funds committed by the Company upon its acquisition of 80% of CPM. CPM has made, to the best of management's belief, positive steps toward securing adequate debt-based financing to support ongoing operations, once the plan of reorganization is approved. Court approval is anticipated to be received on October 21, 1999. Additionally, the Company is seeking additional funding, through a private placement, to increase its working capital for the AutoSmartUSA division, the majority of which will be utilized for advertising. It is unknown at this time whether the Company will be successful in raising capital on reasonable terms. During fiscal 1999, the Company raised approximately $970,000 in cash through the sale of its common stock in an offering conducted under Rule 504 of Regulation D.

The Company believes there will be a significant decrease in the overall liabilities of the Company, achieved primarily through the Chapter 11 filing presently underway by CPM. The Company believes that the current balance sheet item "liabilities subject to compromise" will be substantially reduced and that the balance of these liabilities will be paid down over time on terms more favorable to CPM.

The Company anticipates substantial growth in the business activities of the AutoSmart USA division. The accompanying financial statements reflect negligible revenues from AutoSmart USA because the Pompano Beach location did not become fully functional until after the fiscal year ending March 31, 1999.



Submission page 6 of 70

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                   FORM 10SB


The Company anticipates that most, if not all, of any acquisitions it may make during the next twelve months would be of operating entities that have employees, or of assets that have employees associated with such assets. Accordingly, the Company anticipates there would be a significant increase in the number of its employees at the operating unit or subsidiary level, at such time, if any, that acquisitions may be consummated.

Year  2000  Issues

The Company presently believes that its computers are Y2K compliant and the Company presently anticipates no Y2K impact in connection with its suppliers or customers.

Item  3.  Description  of  Property.

The Company's principal executive offices are located at 3163 Kennedy Boulevard, Jersey City, New Jersey 07306 in 1,000 square feet of office space on a month to month basis. There is no rent paid for the use of this office space; it is located in the same building as Verdiramo & Verdiramo, P.A. The Company also maintains a 1,400 square foot office located in Boca Raton, Florida on an annually renewable lease which expires in May 2000. The Company believes that it will successfully renew this lease.

CPM occupies a 30,000 square foot building which includes 6,000 square feet of office space on 9 acres of land located in Brentwood, New Hampshire. CPM's lease expires February 2001. CPM has an option to purchase this facility.

AutoSmart USA, Inc., and AutoSmart USA Leasing, Inc., occupies an 8,000 square foot facility which is all office space located on 3 acres of land. This facility is leased on an annual basis and the current lease expires in February 2000 and is renewable.

The Company believes that its properties are adequate for its present needs and that suitable space will be available to accommodate its future needs.

Item  4.  Security  Ownership  of  Certain  Beneficial  Owners  and  Management.

The following table sets forth certain information as of March 31, 1999, with respect to the beneficial ownership of shares of common stock by (i) each person who is known to the Company to beneficially own more than 5% of the outstanding shares of common stock (ii) each director of the Company, (iii) each executive officer of the Company and (iv) all executive officers and directors of the Company as a group. Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares shown.













Submission page 7 of 70

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                   FORM 10SB

                                                 Amount and Nature
Title of   Name and Address                      of Beneficial          Percent
Class      of Beneficial Owner                   Ownership              of Class
---------  ------------------------------------  ---------------------  ---------
Common       Vincent  L.  Verdiramo,(1)(3)(4)               -0-             -0-%
             3163  Kennedy  Boulevard
             Jersey  City,  New  Jersey  07306
Common       William  J.  Auletta  (1)  (2)            100,000            0.015%
             5581  B  Coach  House  Circle
             Boca  Raton,  Florida  33486
Common       Richard  J.  Verdiramo  (1)  (4)          100,000            0.015%
             3163  Kennedy  Boulevard
             Jersey  City,  New  Jersey  07306
Common       Maureen  Hogan  (1)                       100,000            0.015%
             3163  Kennedy  Boulevard
             Jersey  City,  New  Jersey  07306
Common       Marion  H.  Verdiramo     (3)           1,400,930           21.77%
             3163  Kennedy  Boulevard
             Jersey  City,  New  Jersey  07306
Common       Small Business Development
                 Group, Inc.(2)                      1,115,750           17.34%
             5581  B  Coach  House  Circle
             Boca  Raton,  Florida  33442
(1)          All Officers and Directors as
             a Group--Four Persons                   1,415,750           21.99%

(2) 1,115,750 of the shares above referenced are issued to Small Business Development Group, Inc., a Florida Corporation of which William J. Auletta is the sole stockholder.
(3)     Vincent  L.  Verdiramo  and  Marion  H.  Verdiramo are husband and wife.
(4)     Vincent  L.  Verdiramo  and  Richard  J.  Verdiramo  are father and son.

Item  5.  Directors,  Executive  Officers,  Promoters

The following table sets forth the directors and executive officers of the Company.

Name                             Age    Position
-----------------------------    ---    ----------------------------------------
Vincent  L.  Verdiramo            62    Director,  President
William  J.  Auletta              58    Director, CEO and Vice-President
Richard  J.  Verdiramo            35    Director and Vice-President
Maureen  Hogan                    41    Secretary

Directors are elected annually and hold office until the next annual meeting of the stockholders of the Company or until their successors are elected and qualified. Officers serve at the discretion of the Board of Directors. Richard
J.  Verdiramo  is  the  son  of  Vincent  L.  Verdiramo.






Submission page 8 of 70

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                   FORM 10SB


Individuals  and  Entities  owning  more  than 10% of the Company's common stock

Name                             Age    Position
-----------------------------    ---    ----------------------------------------
Marion  H.  Verdiramo, (1)        53     None

Small Business Development
     Group,  Inc.  (2)           n/a     None

(1)     Vincent  L.  Verdiramo  and  Marion  H.  Verdiramo are husband and wife.
(2) Small Business Development Group, Inc., a Florida Corporation of which William J. Auletta is the sole stockholder.

Biographies

Mr. Vincent L. Verdiramo, 62, has been engaged in the practice of law since 1965. More recently he was engaged as General Counsel for several publically traded companies from 1986-1994. Mr. Verdiramo has also enjoyed teaching affiliations with several colleges and universities within the New York - New Jersey area where he taught various courses in business and law. Mr. Verdiramo holds a B.S. from Rutgers University and a J.D. from New York Law School. Since the Company's inception, Mr. Verdiramo has been functioning as its Chairman, President and corporate counsel. Mr. Verdiramo has worked full time for the Company since its inception and will continue to do so.

Mr. William J. Auletta, 58, has worked, as founder, president and sole stockholder of Small Business Development Group, Inc., a marketing consultancy, from 1980 through 1994. Mr. Auletta has created and implemented marketing plans for clients in more than 100 different industries. Mr. Auletta attended Fairleigh Dickinson University and Rutgers University. Mr. Auletta has held teaching affiliations at City College and Fairleigh Dickinson University located in Manhattan and New Jersey, respectively. Mr. Auletta taught graduate and under graduate marketing. Since the incorporation of the Company, Mr. Auletta has worked full time for the Company and will continue to do so.

Richard J. Verdiramo, 35, serves the Company as a Vice-President. Mr. Verdiramo has experience in the marketing of consumer products and brand development. From 1988 through 1996, Mr. Verdiramo has operated a marketing consultancy that developed marketing programs for various companies in a range of industries. Mr. Verdiramo has a B.S. degree from Providence College. Mr. Verdiramo works full-time for the Company and will continue to do so.

Ms. Maureen Hogan, 41, has worked as a legal secretary from 1990-1995. She has extensive experience in administration and property management. Ms. Hogan is president of Bishop Property Management, Inc., which manages numerous properties for more than ten years. Ms. Hogan works part-time for the Company.

Item  6.  Executive  Compensation.

The following table reflects compensation for services to the Company for the fiscal years ended March 31, 1999 and 1998 of the chief executive officer. No other executive officer of the Company received compensation which exceeded $100,000 during this period.



Submission page 9 of 70

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                   FORM 10SB

SUMMARY  COMPENSATION  TABLE

ANNUAL  COMPENSATION                         LONG  TERM  COMPENSATION

Name                                Other    Restricted Securities
and                                 Annual   Stock      Underlying LTIP     All Other
Principal    Year Salary   Bonus    Comp.    Awards(1)  Options/   Payouts  Comp.
Position          ($)      ($)      ($)      ($)        SARs(#)    ($)      ($)
____________ ____ _______  _______  _______  __________ __________ ________ _________

Vincent  L.  1999  $  -0-     -0-      -0-        -0-       -0-       -0-      -0-
Verdiramo    1998  $  -0-     -0-      -0-        -0-       -0-       -0-      -0-
President

William  J.  1999  $  -0-     -0-      -0-     100,000      -0-       -0-      -0-
Auletta      1998  $  -0-     -0-      -0-         -0-      -0-       -0-      -0-
COO,  VP

Richard  J.  1999  $  -0-     -0-      -0-     100,000      -0-       -0-      -0-
Verdiramo    1998  $  -0-     -0-      -0-         -0-
VP

Maureen      1999  $ 12,400   -0-      -0-     100,000     -0-        -0-      -0-
Hogan        1998  $ 12,400   -0-      -0-         -0-     -0-        -0-      -0-
Secretary


Employment  Agreements

The Company has an employment contract with the key personnel of CPM. The provisions of these contracts call for annual salaries of $ 100,000 and $ 50,000, respectively for the President and CFO. Additionally, these individuals by virtue of their employment agreements have performance-based options to purchase shares of the common stock of the Company at a discount to the then market price of said stock. Such stock would be issued pursuant to Rule 144 of the Securities Act of 1934 and as such stock thereby issued would bear a restrictive legend.

Additionally, the Finance and Insurance Manager of AutoSmart USA, Inc. has an employment contact that provides for performance based stock options that allow for the purchase of shares of the common stock of the Company at a discount to the then market price of said stock. Such stock would be issued pursuant to Rule 144 of the Securities Act of 1934 and as such stock thereby issued would bear a restrictive legend.











Submission page 10 of 70

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                   FORM 10SB


Employee  Stock  Option  Plan

The Company believes that equity ownership is an important factor in its ability to attract and retain skilled personnel, and the Board of Directors of the Company may adopt an employee stock option program. The purpose of the stock option program will be to further the interest of the Company, its subsidiaries and its stockholders by providing incentives in the form of stock options to key employees and directors who contribute materially to the success and profitability of the Company. The grants will recognize and reward outstanding individual performances and contributions and will give such persons a proprietary interest in the Company, thus enhancing their personal interest in the Company's continued success and progress. This program will also assist the Company and its subsidiaries in attracting and retaining key employees and directors.

Item  7.  Certain  Relationships  and  Related  Transactions.

The current Board of Directors of the Company has adopted a policy that Company affairs will be conducted in all respects by standards applicable to publicly-held corporations and that the Company will not enter into any transactions and/or loans between the Company and its officers and directors and 5% stockholders, unless the terms are 110 percent more favorable than could be obtained from independent third parties and unless such transactions are approved by a majority of the independent disinterested directors of the Company.

Item  8.  Description  of  Securities.

The authorized capital stock of the Company consists of 5,000,000 shares of preferred stock, $0.001 par value and 25,000,000 shares of common stock, $0.001 par value. As of March 31, 1999 the Company had issued and outstanding 6,440,464 shares of common stock.

The following summary description of the securities of the Company is qualified in its entirety by reference to the Articles of Incorporation ("Articles") and the Bylaws of the Company, copies of which are filed as exhibits to this Form 10-SB.

Preferred  Stock

The holders of preferred stock are not entitled to vote with respect to all matters required by law to be submitted to stockholders of the Company. The preferred stock does not have any cumulative voting, preemptive, subscription or conversion rights.













Submission page 11 of 70

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                   FORM 10SB

Common  Stock

The holders of common stock are entitled to one vote per share with respect to all matters required by law to be submitted to stockholders of the Company. The holders of common stock have the sole right to vote, except as otherwise provided by law or by the Articles of Incorporation. The common stock does not have any cumulative voting, preemptive, subscription or conversion rights. The election of directors and other general stockholder action requires the affirmative vote of a majority of shares represented at a meeting in which a quorum is represented.

Shares  Eligible  for  Future  Sale

Of the outstanding shares of common stock of the Company as of March 31, 1999, approximately 4,246,200 are free trading shares, and approximately 2,189,264 shares are restricted securities as that term is defined in Rule 144 adopted under the Act ("Restricted Securities"). Rule 144 governs resales of Restricted Securities for the account of any person, other than an issuer, and restricted and unrestricted securities for the account of an "affiliate" of the issuer. Restricted securities generally include any securities acquired directly or indirectly from an issuer or its affiliates which were not issued or sold in connection with a public offering registered under the Securities Act. An affiliate of the issuer is any person who directly or indirectly controls, is controlled by, or is under common control with, the issuer. Affiliates of the Company may include its directors, executive officers, and persons directly or indirectly owning 10% or more of the outstanding common stock. Under Rule 144, unregistered resales of restricted common stock cannot be made until it has been held for one year from the later of its acquisition from the Company or an affiliate of the Company. Thereafter, shares of common stock may be resold without registration subject to Rule 144's volume limitation, aggregation, broker transaction, notice filing requirements, and requirements concerning publicly available information about the Company ("Applicable Requirements"). Resales by the Company's affiliates of restricted and unrestricted common stock are subject to the Applicable Requirements. The volume limitations provide that a person, or persons who must aggregate their sales, cannot, within any three-month period, sell more than the greater of (1) one percent of the then outstanding shares, or (ii) the average weekly reported trading volume during the four calendar weeks preceding each such sale. A person who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the Applicable Requirements.


No prediction can be made as to the effect, if any, that sales of shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market would likely have a material adverse effect on prevailing market prices for the common stock and could impair the Company's ability to raise capital through the sale of its equity securities.

PART  II

Item 1. Market Price of and Dividends on the Registrant's Common Stock and Other Shareholder Matters.


Submission page 12 of 70

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                   FORM 10SB


The  Company's  trading  symbol  on  the  OTC  BB  is  "IMNI".

To the best of the Company's knowledge, from March 1994 to February 1997, no broker-dealer made an active market or regularly submitted quotations for the Company's stock, and that during this period, there were only a de minimis and infrequent number of trades and de minimis trading volume. (*)

                                HIGH                LOW
QUARTER  ENDED                  BID                 BID
-----------------------   ----------------   ----------------
March  31,  1996              $    (*)             $    (*)
June  30,  1996               $    (*)             $    (*)
September  30,  1996          $    (*)             $    (*)
December  31,  1996           $    (*)             $    (*)

March  31,  1997              $  8.00              $  8.00
June  30,  1997               $  8.00              $  8.00
September  30,  1997          $  8.00              $  8.00
December  31,  1997           $  8.00              $  6.00

March  31,  1998              $  2.00              $  2.00
June  30,  1998               $  2.00              $  2.00
September  30,  1998          $  2.625             $  1.75
December  31,  1998           $  2.5625            $  0.75

March  31,  1999              $  3.00              $  0.96875

The bid price on the Company's common stock was $1.53125 per share on March 31, 1999.

As of March 31, 1999, there were approximately 82 holders of record of the Company's common stock.

The Company's transfer agent is Jersey Transfer and Trust Company, Inc., 201 Bloomfield Avenue, Verona, New Jersey 07044, (973) 239-2712.

Dividend  Policy

The Company has not paid, and the Company does not currently intend to pay cash dividends on its common stock in the foreseeable future. The current policy of the Company's Board of Directors is for the Company to retain all earnings, if any, to provide funds for operation and expansion of the Company's business. The declaration of dividends, if any, will be subject to the discretion of the Board of Directors, which may consider such factors as the Company's results of operations, financial condition, capital needs and acquisition strategy, among others.

Item  2.  Legal  Proceedings

The Company is a party to a legal action arising in the ordinary course of business. Management has retained the services of two law firms to defend this matter and it is their conclusion that this matter is totally without merit and a motion for summary judgement has been filed. Management does not expect any adverse effect on the Company to result from this matter.

Submission page 13 of 70

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                   FORM 10SB

Item  3.  Changes  in  and  Disagreements  With  Accountants.

Williams & Webster, C.P.A., ("Webster") conducted the audit of the Company for the years ended March 31, 1999 and 1998. The Company's relationship with Webster is ongoing.

Item  4.  Recent  Sales  of  Unregistered  Securities.

During the past three years, the following transactions were affected by the Company in reliance upon exemptions from registration under the Securities Act of 1933 as amended (the "Act") as provided in Section 4(2) thereof except as otherwise indicated below. Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities. No underwriter participated in, nor did the Company pay any commissions or fees to any underwriter in connection with any of these transactions. None of the transactions involved a public offering.

In December 1996 the Board of Directors issued 5,000 shares of common stock to Howard Wexlman as compensation for services rendered to the Company. The Company believes that Mr. Wexlman had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

In December 1996 the Board of Directors issued 3,750 shares of common stock to Al Levy as compensation for services rendered to the Company. The Company believes that Mr. Levy had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

In December 1996 the Board of Directors issued 4,000 shares of common stock to John Early as a direct investment into the Company. The shares were sold to Mr. Early for $1.00 per share. The Company believes that Mr. Early had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

In December 1996 the Board of Directors issued 167 shares of common stock to Brett Snyder as compensation for services rendered to the Company. The Company believes that Mr. Snyder had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.













Submission page 14 of 70

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                   FORM 10SB


In December 1996 the Board of Directors issued 2,000 shares of common stock to Lloyd Alverez as compensation for services rendered to the Company. The Company believes that Mr. Alverez had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

In January 1997 the Board of Directors issued 100,000 shares of common stock to Howard Commander as a direct investment into the Company. The shares were sold to Mr. Commander for $0.50 per share. The Company believes that Mr. Commander had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

In February 1997 the Board of Directors issued 200,000 shares of common stock to Silverstone International, Inc. as a direct investment into the Company. The shares were sold to Silverstone International for $0.50 per share. The Company believes that it had knowledge and experience in financial and business matters which allowed it to evaluate the merits and risk of the receipt of these securities of the Company, and that it was knowledgeable about the Company's operations and financial condition.

In February 1997 the Board of Directors issued 5,000 shares of common stock to Herb Glaubman as a direct investment into the Company. The shares were sold to Mr. Glaubman for $1.00 per share. The Company believes that Mr. Glaubman had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

In February 1997 the Board of Directors issued 5,000 shares of common stock to Lou Koval as a direct investment into the Company. The shares were sold to Mr. Koval for $1.00 per share. The Company believes that Mr. Koval had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

In February 1997 the Board of Directors issued 50,000 shares of common stock to Harold Strulowitz as a direct investment into the Company. The shares were sold to Mr. Strulowitz for $1.00 per share. The Company believes that Mr. Strulowitz had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

In April 1997 the Board of Directors issued 300,000 shares of common stock to Peregina, Ltd. as compensation for services rendered to the Company. The Company believes that it had knowledge and experience in financial and business matters which allowed it to evaluate the merits and risk of the receipt of these securities of the Company, and that it was knowledgeable about the Company's operations and financial condition.





Submission page 15 of 70

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                   FORM 10SB

In June 1997 the Board of Directors issued 10,000 shares of common stock to Gino Zeppettini, as compensation for services rendered to the Company. The Company believes that Mr. Zeppettini had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

In June 1997 the Board of Directors issued 20,000 shares of common stock to Daniel J. Welsh, as compensation for services rendered to the Company. The Company believes that Mr. Welsh had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

In August 1997 the Board of Directors issued 31,875 shares of common stock to Christian Fave, as compensation for services rendered to the Company. The Company believes that Mr. Fave had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

In August 1997 the Board of Directors issued 2,500 shares of common stock to Henry Finkelstein, as compensation for services rendered to the Company. The Company believes that Mr. Finkelstein had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

In November 1997 the Board of Directors issued 1,000 shares of common stock to Patrick Desfosso, as compensation for services rendered to the Company. The Company believes that Mr. Desfosso had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

In May 1998 the Board of Directors issued 2,000 shares of common stock to Tom Gavel as compensation for services rendered to the Company. The Company believes that Mr. Gavel had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

In June 1998 the Board of Directors issued 500 shares of common stock to Milton Hinojosa as compensation for services rendered to the Company. The Company believes that Mr. Hinojosa had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

In September 1998 the Board of Directors issued 25,000 shares of common stock to Marjan Skubic as a direct investment into the Company. The shares were sold to Mr. Skubic for $1.00 per share. The Company believes that Mr. Skubic had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.


Submission page 16 of 70

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                   FORM 10SB

In December 1998 the Board of Directors issued 100,000 shares of common stock to William J. Auletta as compensation for services rendered to the Company. The Company believes that Mr. Auletta had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

In December 1998 the Board of Directors issued 200,000 shares of common stock to Bernard Gecker as compensation for services rendered to the Company. The Company believes that Mr. Gecker had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

In December 1998 the Board of Directors issued 100,000 shares of common stock to Maureen Hogan as compensation for services rendered to the Company. The Company believes that Ms. Hogan had knowledge and experience in financial and business matters which allowed her to evaluate the merits and risk of the receipt of these securities of the Company, and that she was knowledgeable about the Company's operations and financial condition.

In December 1998 the Board of Directors issued 100,000 shares of common stock to Richard J. Verdiramo as compensation for services rendered to the Company. The Company believes that Mr. Verdiramo had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

In December 1998 the Board of Directors issued 100,000 shares of common stock to Vincent S. Verdiramo as compensation for services rendered to the Company. The Company believes that Mr. Verdiramo had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

In January 1999 the Board of Directors issued 4,000 shares of common stock to various employees and middle management personnel of CPM Associates, Inc., as an indication of goodwill by the Company to CPM's employees. The Company believes that these individuals had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the receipt of these securities of the Company, and that they were knowledgeable about the Company's operations and financial condition.

In January 1999 the Board of Directors issued 20,000 shares of common stock to Domonic Roelandt as compensation for services rendered to the Company. The Company believes that Mr. Roelandt had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

In March 1999 the Board of Directors issued 15,000 shares of common stock to Lee Lingreen as compensation for services rendered to the Company. The Company believes that Mr. Lingreen had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.


Submission page 17 of 70

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                   FORM 10SB

In March 1999 the Board of Directors issued 16,000 shares of common stock to Pompano Motor Company to be held as a part of the lease agreement between AutoSmart USA, Inc. and Pompano Motor Company for the premises occupied by AutoSmart USA, Inc. The Company believes that Pompano Motor Company had knowledge and experience in financial and business matters which allowed it to evaluate the merits and risk of the receipt of these securities of the Company, and that it was knowledgeable about the Company's operations and financial condition.

In March 1999 the Board of Directors issued 15,000 shares of common stock to Kerri Robertson as compensation for services rendered to the Company. The Company believes that Ms. Robertson had knowledge and experience in financial and business matters which allowed her to evaluate the merits and risk of the receipt of these securities of the Company, and that she was knowledgeable about the Company's operations and financial condition.

In March 1999 the Board of Directors issued 5,000 shares of common stock to Mark Tihasek as compensation for services rendered to the Company. The Company believes that Mr. Tihasek had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition.

Item  5.  Indemnification  of  Directors  and  Officers.

The following summary description of certain provisions of the Company's Articles of Incorporation and Bylaws is qualified in its entirety by reference to the Articles of Incorporation ("Articles") and the Bylaws of the Company, copies of which are included as exhibits to this Form10-SB.

The Company's Articles of Incorporation provide that a Director or Officer of the Company is not liable to either the Company or its shareholders for breach of fiduciary duties involving any act or omission.

The Company's Bylaws provide for the indemnification of present and future officers and directors for all liabilities against the officer or director in connection with any claim by reason of his being or having been an officer or director of the Company.

PART  F/S

The financial information required by this item is included as set forth on the following pages.















Submission page 18 of 70

                            WILLIAMS & WEBSTER, P.S.
                          Certified Public Accountants
                            Seafirst Financial Center
                           W 601 Riverside, Suite 1970
                                Spokane, WA 99201
                                 (509) 838-5111

                       INTERACTIVE MULTIMEDIA NETWORK, INC.
                                TABLE OF CONTENTS



INDEPENDENT  AUDITORS'  REPORT                                       1

FINANCIAL  STATEMENTS

     Balance  Sheets                                                 2

     Statements  of  Operations  and  Accumulated  Deficit           3

     Statements  of  Stockholders'  Equity                           4

     Statements  of  Cash  Flows                                     5

NOTES  TO  FINANCIAL  STATEMENTS                                     6




































Submission page 19 of 70

Board  of  Directors
Interactive  Multimedia  Network,  Inc.

                          Independent Auditor's Report

We have audited the accompanying balance sheet of Interactive Multimedia Network, Inc. as of March 31, 1999 and the related statements of operations and accumulated deficit, cash flows, and stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Interactive
Multimedia Network, Inc. as of March 31, 1998 were audited by other auditors whose report dated December 18, 1997, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interactive Multimedia Network, Inc. as of March 31, 1999, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern.
Management's plans regarding those matters also are described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Williams & Webster, P.S.
Spokane, Washington
April 30, 1999













Auditors' page 1
Submission page 20 of 70

INTERACTIVE MULTIMEDIA NETWORK, INC.
CONSOLIDATED BALANCE SHEETS

                                         March 31,            March 31,
                                           1999                 1998
                                      -------------         -------------
ASSETS
  CURRENT ASSETS
    Cash                              $    216,278          $      5,763
    Accounts receivable                    359,337                   -
    Other  receivables                     197,877                   -
    Inventory                               94,162                   -
    Costs and estimated  earnings in
      excess of billings on
      uncompleted contracts                 28,725                   -
    Prepaid and other assets               106,368                   -
                                      -------------         -------------
  TOTAL CURRENT ASSETS                   1,002,747                 5,763
                                      -------------         -------------
  PROPERTY  AND  EQUIPMENT
    Computer  equipment                     29,312                29,153
    Leasehold improvements                 423,100                   -
    Preconstruction costs                   82,371                   -
    Furniture and equipment                243,401                16,896
    Web-site                                53,250                   -
    Software                               199,564               197,938
    Less:  accumulated depreciation
      and amortization                    (236,052)             (211,245)
                                      -------------         -------------
  TOTAL PROPERTY AND EQUIPMENT             794,946                32,742
                                      -------------         -------------
  OTHER ASSETS
    Deferred offering costs, net of
      Amortization                             -                     695
      Trademark, net of amortization           999                 1,076
      Goodwill, net of amortization      1,206,391                   -
                                      -------------         -------------
  TOTAL OTHER ASSETS                     1,207,390                 1,771
                                      -------------         -------------
TOTAL ASSETS                          $  3,005,083          $     40,276
                                      =============         =============















The accompanying notes are an integral part of these financial statements.

Auditors' page 2
Submission page 21 of 70

INTERACTIVE MULTIMEDIA NETWORK, INC.
CONSOLIDATED BALANCE SHEETS (Continued)


                                         March 31,            March 31,
                                           1999                 1998
                                      -------------         -------------
LIABILITIES & STOCKHOLDERS' EQUITY
  CURRENT LIABILITIES
    Accounts  payable                 $   182,395            $    17,171
    Billings in excess of costs
     and estimated earnings on
     uncompleted contracts                 98,801                    -
    Accrued  expenses                      80,916                    -
    Note payable to officer                 9,870                  5,100
                                      -------------         -------------
  TOTAL CURRENT LIABILITIES               371,982                 22,271
                                      -------------         -------------
  LIABILITIES SUBJECT TO COMPROMISE      2,336,870                   -
                                      -------------         -------------
  TOTAL  LIABILITIES                     2,708,852                22,271
                                      -------------         -------------
  COMMITMENTS  AND  CONTINGENCIES              -                    -
                                      -------------         -------------
  MINORITY INTEREST                            -                    -
                                      -------------         -------------
  STOCKHOLDERS'  EQUITY
    Preferred stock - non-cumulative
      $ 0.001 par value; 5,000,000
      shares authorized; no shares
      issued and outstanding                   -                     -
    Common stock - $0.001 par value;
      25,000,000 shares authorized;
      6,440,464 and 5,757,644 shares
      issued and outstanding                 6,440                 5,758
    Additional paid-in capital           2,157,376             1,298,683
    Common stock options; 2,000,000
      issued and outstanding               330,000                   -
    Subscriptions  receivable             (656,560)                  -
    Accumulated deficit                 (1,541,025)           (1,286,436)
                                      -------------         -------------
  TOTAL STOCKHOLDERS' EQUITY               296,231                18,005
                                      -------------         -------------
  TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                $  3,005,083          $     40,276
                                      =============         =============











The accompanying notes are an integral part of these financial statements.

Auditors' page 2
Submission page 22 of 70

INTERACTIVE MULTIMEDIA NETWORK, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT





                                            Year Ending          Year Ending
                                              March 31,            March 31,
                                                1999                 1998
                                           -------------         -------------
REVENUES                                   $  1,647,281          $    140,506
COST OF REVENUES                                628,787                63,227
                                           -------------         -------------
GROSS  PROFIT                                   918,567                77,279
                                           -------------         -------------
EXPENSES
  Professional services                           8,690               267,388
  Internet  services                             19,358               227,043
  Selling and administrative expenses           573,157               195,980
  Consulting  services                           55,754               141,395
  Advertising and promotional                   618,715                84,862
                                           -------------         -------------
TOTAL EXPENSES                                1,275,674               916,668
                                           -------------         -------------

OPERATING INCOME (LOSS)                        (257,180)             (839,389)
                                           -------------         -------------
OTHER INCOME (EXPENSE)
  Other income-CPM, LLC                           2,127                   -
  Interest income                                   464                 1,167
                                           -------------         -------------
                                                  2,591                 1,167
                                           -------------         -------------
INCOME (LOSS) BEFORE INCOME TAXES              (254,589)             (838,222)

INCOME  TAX  BENEFIT                                -                     -
                                           -------------         -------------
NET (INCOME)  LOSS                             (254,589)             (838,222)

ACCUMULATED DEFICIT, BEGINNING BALANCE       (1,286,436)             (448,214)
                                           -------------         -------------
ACCUMULATED DEFICIT, ENDING BALANCE        $ (1,541,025)         $ (1,286,436)
                                           =============         =============
NET (INCOME) LOSS PER COMMON SHARE         $      (0.05)         $      (0.16)
                                           =============         =============
WEIGHTED AVERAGE NUMBER OF
  COMMON STOCK SHARES OUTSTANDING             5,555,589             5,270,451
                                           =============         =============







The accompanying notes are an integral part of these financial statements.

Auditors' page 3
Submission page 23 of 70

INTERACTIVE MULTIMEDIA NETWORK, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
*Begin 8pt type*

                       Common  Stock
                 ------------------------  Additional                                              Total
                 Number                    Paid-in       Stock        Subscriptions  Accumulated   Stockholders'
                 of Shares       Amount    Capital       Options      Receivable     Deficit       Equity
                 ------------  ----------  ------------  -----------  -------------  ------------  -------------
Beginning
  balance at
  March 31, 1997   4,893,680   $   4,894   $   591,824   $            $               $ (448,214)  $    148,504
Issuance of
  common stock
  in August, 1997
  for cash at
  $8.00 per share     62,505          63       499,977                                                  500,040
Issuance of
  common stock
  in November,
  1997 for
  services at
  $.252 per share    668,733         668       168,331                                                  168,999
Issuance of
  common stock
  in November, 1997
  for cash at
  $.252 per share    125,726         126       31,558                                                    31,684
Issuance of
  common stock
  in December, 1997
  for services at
  $1.00 per share      2,000           2        1,998                                                     2,000
Issuance of
  common stock
  in February, 1998
  for services at
  $1.00 per share      5,000           5        4,995                                                     5,000
Loss for year
  ending March 31,
  1998                                                                                  (838,222)      (838,222)
                 ------------  ----------  ------------  -----------  -------------  ------------  -------------
Balance
  March 31, 1998   5,757,644   $   5,758   $ 1,298,683                               $(1,286,436)  $     18,005
                 ------------  ----------  ------------  -----------  -------------  ------------  -------------
Issuance of
  common stock
  at minimum value
  of $.75 for
  services           657,500        657       163,718                                                   164,375
Capital stock
  reorganization  (2,000,000)    (2,000)     (328,000)     330,000                                          -
Issuance of
  common stock
  at $.50 for
  cash and notes   2,000,000      2,000       998,000                                                 1,000,000
Issuance of
  common stock
  at $1.00 for
  cash               25,000          25        24,975                                                    25,000
Subscriptions
  receivable                                                            (656,560)                      (656,560)
Loss for year
  ending March 31,
  1999                                                                                  (254,589)      (254,589)
                 ------------  ----------  ------------  -----------  -------------  ------------  -------------
                   6,440,144   $   6,440   $ 2,157,376   $  330,000   $   (656,560)  $(1,541,025)  $    296,231
                 ============  ==========  ============  ===========  =============  ============  =============

*end 8pt type*

The accompanying notes are an integral part of these financial statements. Auditors' page 4
Submission page 24 of 70

INTERACTIVE MULTIMEDIA NETWORK, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31,

                                                          1999             1998
                                                     --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net  loss                                       $     (254,589) $    (838,222)
     Adjustments to reconcile net loss
       to net cash provided (used) by
       operating activities:
         Depreciation and amortization                       96,281         35,292
         Services paid by issuance of stock                 164,375        176,000
     Decrease (Increase) in :
       Accounts receivable                                 (191,011)        12,850
       Inventory                                             34,317            -
       Prepaids and other assets                            (42,997)        78,432
     Increase (Decrease) in :
        Accounts payable                                    102,611        (20,937)
        Accrued  expenses                                                     (236)
                                                     --------------  --------------
Net cash provided (used) in operating activities           (91,013)       (556,821)
                                                     --------------  --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of property and equipment                    (16,806)        (12,527)
     Purchase of software and website                      (54,876)
     Deposit on leased property                                               280
                                                     --------------  --------------
Net cash provided (used) in investing activities           (71,682)        (12,247)
                                                     --------------  --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Issuance of stock                                     368,440         531,724
     Proceeds from notes payable to officer                  4,770             -
                                                     --------------  --------------
Net cash provided (used) in financing activities           373,210         531,724
                                                     --------------  --------------
Net increase (decrease) in cash                            210,515         (37,344)

Cash, beginning of period                                    5,763          43,107
                                                     --------------  --------------
 Cash, end of period                                 $     216,278   $       5,763
                                                     ==============  ==============

SUPPLEMENTAL DISCLOSURES:
Cash paid for interest and income taxes:
     Interest                                        $       2,246   $          46
                                                     ==============  ==============
     Income  taxes                                  $       -        $       -
                                                     ==============  ==============




The accompanying notes are an integral part of these financial statements.

Auditors' page 5
Submission page 25 of 70

                    INTERACTIVE MULTIMEDIA NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998

NOTE  1  -  ORGANIZATION  AND  DESCRIPTION  OF  BUSINESS

Interactive Multimedia Network, (hereinafter "the Company"), was incorporated in the State of New Jersey on March 4, 1994 and reincorporated in the State of Delaware on June 13, 1995. The Company's primary business activity is marketing through multiple media channels for the purpose of facilitating on-line purchases of a variety of products and services. The corporate offices of the Company are located in the State of New Jersey and the operational office in the State of Florida. The Company's fiscal year end is March 31.

The Company's core business is internet marketing of goods and services. With the acquisition of CPM Associates (CPM), the Company has entered the business of manufacturing specialty wood products for use by retailers at retail store locations. See Note 6.

The Company serves as a holding company for its core and subsidiaries' operations. References herein to the Company include the Company and its subsidiaries, unless the context otherwise requires.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

This  summary  of  significant  accounting  policies  of  Interactive Multimedia
Network, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity.
These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Principles  of  Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Accounting  Method

The Company's financial statements are prepared using the accrual method of accounting.

Earnings  Per  Share

In  December  1997,  the  Company  adopted  Statement  of  Financial  Accounting
Standards Statement (SFAS) No. 128, Earnings Per Share. Basis earnings per share is computed using the weighted average number of common shares outstanding. Diluted net loss per share is the same as basic net loss per share as the inclusion of common stock equivalents would be antidilutive.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.



Auditors' page 6
Submission page 26 of 70

                    INTERACTIVE MULTIMEDIA NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Advertising  Costs

Advertising costs are charged to expense as incurred. Advertising expenses for fiscal years 1999 and 1998 were $618,715 and $84,862, respectively.

Cash  and  Cash  Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Minor  Reclassifications

Certain expenses shown in the Company's March 31, 1998 Statement of Operations have been restated. The effect of this restatement is to reclassify some expenses into larger, more appropriate expense categories. No changes to the Company's balance sheet or to the Company's reported net loss have been made as a result of these minor reclassifications.

Revenue  and  Cost  Recognition

Revenues from information technology services are recognized as services and products are furnished or delivered.

Revenues from fixed-price contracts are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total cost for each contract. Revenues from cost-plus-fee contracts are recognized on the basis of costs incurred during the period plus fees earned.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to the estimated costs to complete a contract.
Accordingly, upon completion of the contract, actual results may differ from estimated amounts.

Costs in excess of amounts billed are classified as current assets under the caption "costs and estimated earnings in excess of billings on uncompleted contracts." Billings in excess of costs are classified as current liabilities and appear under the caption "billings in excess of costs and estimated earnings on uncompleted contracts."



Auditors' page 7
Submission page 27 of 70

                    INTERACTIVE MULTIMEDIA NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Fair  Value  of  Financial  Instruments

The carrying amounts for cash, marketable securities, accounts receivable, accounts payable, notes payable and accrued liabilities approximate their fair value.

Provision  for  Taxes

At  March  31,  1999,  the  Company  had  a  net operating loss of approximately
$1,540,000. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Segment  Information

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the fiscal year ended March 31, 1999. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business
Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers.
The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position, but did affect the disclosure of segment information as illustrated in Note 16.

Use  of  Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Concentration  of  Credit  Risk

A portion of the Company's revenues is derived from services provided to others through Internet online services and from an Internet online advertising agency, which collects Company revenues and pays related charges. As a result, the Company has some concentration of credit risk among its customer base and its advertising agency.

Goodwill

Goodwill is recognized for the excess of the purchase price of the Company's business combinations over the value of the identifiable net tangible and intangible assets acquired. Realization of acquisition-related intangibles, including goodwill, is periodically assessed by the management of the Company based on the current and expected future profitability and cash flows of acquired companies and their contribution to the overall operations of Interactive Multimedia Network, Inc.
Auditors' page 8
Submission page 28 of 70

                    INTERACTIVE MULTIMEDIA NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

As of March 31, 1999, the Company had acquired goodwill in the acquisition of CPM with an original cost of $1,271,297 and accumulated amortization of $64,906.
The Company's management has reviewed the acquisition of CPM and has deemed that the expected life of the goodwill acquired in this transaction is ten years.
Goodwill is amortized using the straight-line method over a period of ten years.

Year  2000

The Company like other firms, could be adversely affected if the computer systems used by it, its suppliers or customers do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue.
Additionally, this issue could impact non-computer systems and devices such as production equipment. At this time, because of the complexities involved in the issue, management cannot provide assurances that the Year 2000 issue will not have an impact on the Company's operations.

The Company has reviewed its technology, including software and hardware, and has determined that there will be no adverse effects to the Company's operation regarding Year 2000 issues. Management also believes that Year 2000 issues should not adversely affect the ability of its clients and customers to conduct business with the Company. The Company has estimated the cost of compliance to be approximately $10,000. Any costs associated with Year 2000 compliance are expensed when incurred.

Going  Concern

As shown in the accompanying financial statements, the Company incurred net losses of $254,589 and $838,222 for the years ended March 31, 1999 and 1998, respectively. At March 31, 1999, current assets exceed current liabilities by a significant amount, but the assets of the subsidiary are subject to the claims of its bankruptcy creditors. The Company is currently putting technology in place which will, if successful, mitigate these factors which had raised substantial doubt about the Company's ability to continue as a going concern.

Management has established plans designed to increase the sales of the Company's products. Management intends to seek new capital from new equity securities issuances that will provide funds needed to increase liquidity, fund internal growth and fully implement its business plan. During 1999, the Company received
$368,000 in new equity. In the three months subsequent to March 31, 1999, the Company received over $483,940 from stock subscriptions.

Although  the  Company previously had a going concern qualification on its prior
audited  financial  statements,  the  additional  capital   raised  during  1999
mitigates  any  current  concern  for  the Company's solvency.  If in subsequent periods  earnings or additional raising of equity funds proves to be inadequate, this  concern  could  be  reflected  in a qualification of the auditor's report.






Auditors' page 9
Submission page 29 of 70

                    INTERACTIVE MULTIMEDIA NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998


NOTE  3  -  PROPERTY  AND  EQUIPMENT

Furniture  and  equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The useful lives of property, plant and equipment for purposes of computing depreciation and amortization are five to seven years. The following is a summary of property, equipment and accumulated depreciation:

                                  Cost          Accumulated  Depreciation
                               ----------        -------------------------
Computers                      $  29,312              $ 24,911
Furniture  and  equipment        243,401                14,635
Leasehold                        423,100                 8,137
Preconstruction                   82,371                 2,059
                               ----------             ---------
                               $ 778,184              $ 49,742
                               ===========            =========

The Company evaluates the recoverability of property and equipment when events and circumstances indicate that such assets might be impaired. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.

Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized. The cost and related reserves of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in results of operations.

Software is stated at cost. Amortization is provided using the straight-line method over the estimated useful lives of the assets. The useful life of the Company's software for purposes of computing amortization is three years. The following is a summary of software and accumulated amortization.

                              Cost          Accumulated  Amortization
                           ----------       -------------------------
Software                   $ 199,564             $ 184,764
Website                       53,250                 1,546
                           ----------            -----------
                           $ 252,814             $ 186,310
                           ==========            ===========

The Company has capitalized $199,564, which is the cost of software purchased from an independent software supplier. No portion of this software was internally developed and, accordingly, there are no internal costs associated with this software which were charged to research and development. Consistent with SOP 98-1, the costs of this software-which was purchased solely for internal use and will not be marketed externally-have been capitalized.

Auditors' page 10
Submission page 30 of 70

                    INTERACTIVE MULTIMEDIA NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998

NOTE  4  -  INTANGIBLE  ASSETS

Organization  and  Trademark  Costs

In prior years, Interactive Multimedia Network, Inc. incurred organization and trademark costs of $2,612 and $1,305, respectively. These costs are being amortized over the useful life of sixty months. During the year ending March 31, 1999, $695 and $229 were recorded as amortization expenses for organization and trademark costs, respectively. In accordance with SOP 98-5 (effective for fiscal years beginning after December 15, 1998), the Company has written off its organization costs in 1999, thereby incurring a one-time-only charge of $695.

NOTE  5  -  COMMON  STOCK

During the period ending March 31, 1999, the Company issued 2,000,000 common stock shares under Regulation D, Rule 504 at $.50 per share. Another 25,000 common shares were issued for cash at $1.00 per share and 657,500 common shares were issued for services. The Company valued these services at $163,718.

Stock subscriptions at March 31, 1999, were $656,560. Subsequent to the year end but prior to issuance of the financial statements, $483,940 was collected for these subscriptions.

NOTE  6  -  ACQUISITION OF CONTRACTING, PLANNING AND MANAGEMENT ASSOCIATES, INC.

On January 2, 1999, the Company through its subsidiary CPM Holdings, Inc. acquired 80% of the common stock of Contracting, Planning and Management Associates, Inc. (hereinafter "CPM"), a wood products manufacturer located in Brentwood, New Hampshire. The transaction, which is being accounted for as a purchase, involved the payment of $50,000 in cash to CPM's shareholders in exchange for stock. As part of the transaction, the Company obligated itself to provide working capital financing of $350,000 to CPM. As part of the acquisition, the Company acquired property and equipment with a fair market value of $729,119 which is equivalent to the book value of the assets in CPM's records. These assets will be depreciated over lives of five to thirteen years. The Company also acquired control of inventory, receivables and other current assets valued at $336,454. As part of this transaction, the Company recognized $1,271,297 of goodwill which will be amortized over ten years.

The activities of the Company and CPM are consolidated for the period from January 2, 1999 to March 31, 1999 and 1998. The effects of the prior operating activities are disclosed in the proforma Combined Statements of Operations for the years ended March 31, 1999 and 1998.












Auditors' page 11
Submission page 31 of 70

                    INTERACTIVE MULTIMEDIA NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998

NOTE 6 - ACQUISITION OF CONTRACTING, PLANNING AND MANAGEMENT ASSOCIATES, INC (CONTINUED)

On January 8, 1999, CPM (the "Debtor") filed petitions for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the District of New Hampshire. Under Chapter 11, certain claims against the Debtor in existence prior to the filing of the petitions for relief under the federal bankruptcy laws are stayed while the Debtor continues business operations as Debtor-in-possession. CPM is currently scheduled for court approval of its plan of reorganization on July 28, 1999.

The aforementioned claims against CPM are reflected in the March 31, 1999, balance sheet as "liabilities subject to compromise." Additional claims (liabilities subject to compromise) may arise subsequent to the filing date resulting from rejection of executory contracts, including leases, and from the determination by the court (or agreed to by parties in interest) of allowed claims for contingencies and other disputed amounts. Claims secured against the Debtor's assets ("secured claims") also are stayed, although the holders of such claims have the right to move the court for relief from the stay. Secured claims are secured primarily by liens on the Debtor's property, plant, and equipment.

Liabilities  subject  to  compromise  consist  of:

Priority  tax  obligation                       $    212,893
Senior  notes                                        556,360
Subordinated  notes                                  483,524
Trade  payables                                    1,035,598
Other                                                 48,495
                                                -------------
                                                $  2,336,870
                                                =============

At the time of its bankruptcy filing, CPM had reported assets of $1,600,000 and liabilities of $2,300,000. When its plan of reorganization is approved, CPM expects to have substantially reduced liabilities.
















Auditors' page 12
Submission page 32 of 70

                    INTERACTIVE MULTIMEDIA NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998

NOTE  7  -  COMMITMENTS  AND  CONTINGENCIES  (CONTINUED)

Lease  Commitments

The Company leases office space for its Florida operation under a month-to-month lease agreement. This lease requires a monthly lease payment of $975.

Legal  Matters

The  Company  is  involved  in  a  legal  action.  See  Note  15.

Contingent  Liability

The  Company is contingently liable for bonuses based on CPM earnings.  See Note
8.

NOTE  8  -  RELATED  PARTIES

Legal services to Interactive Multimedia Network, Inc. are performed by Verdiramo & Verdiramo, P.A. This professional association is owned by Vincent
L. Verdiramo, President of Interactive Multimedia Network, Inc. and his son Vincent S. Verdiramo. Verdiramo & Verdiramo, P.A. is providing limited use of office space for the benefit of the Company, with no charge for rent. For the year ended March 31, 1999, the Company paid $11,800 to this law firm for legal services.

The Company has been involved in periodic transactions, whereby money has been advanced to the President of the Company and the President has advanced money to the Company. The Company made an unsecured loan of $8,900 on March 15, 1996 to the President. This note, due on demand with an interest rate equal to the prevailing Federal Reserve Rate, was satisfied in fiscal 1997. Later, additional funds were advanced by the President to the Company. As of March 31, 1999 the Company was obligated to the President for a total of $9,870. This amount is non-interest bearing and is due on demand.

Space leased in the name of William J. Auletta, Vice President of Interactive Multimedia Network, Inc., is used by the Company to conduct business in Florida. The Company pays the lessor directly. See Note 7.

The Company routinely sends funds to Small Business Development Group, Inc., a corporation owned solely by William J. Auletta. These funds are used to pay expenses on behalf of the Company's office in Florida.

The board of directors, by resolution, has executed employment agreements with the President and Vice President of the Company, contingent upon completion of its maximum public offering. Each of these agreements provides for an annual salary of $70,000 for the three years following the public offering.








Auditors' page 13
Submission page 33 of 70

                    INTERACTIVE MULTIMEDIA NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998

NOTE  8  -  RELATED  PARTIES  (CONTINUED)

Executive employment agreements with two minority shareholders of CPM were executed at the time the Company purchased CPM. These agreements provide for a salary of $100,000 and $50,000. A bonus based upon 14% of CPM's Earnings before Taxes will be shared between the two aforementioned minority shareholders if certain expectations are met.

NOTE  9  -  MINORITY  INTEREST

CPM Holdings, Inc. owns 80% of CPM Associates. The remaining 20% of CPM Associates is held by four related shareholders. This Company is reorganizing under bankruptcy protection, and as such has no current equity. At such time as the subsidiary has positive earnings, the minority interest account will be established.

NOTE  10  -  STOCK  REORGANIZATION  AND  STOCK  OPTIONS

Marion Verdiramo, a related party, returned 2,000,000 shares of common stock to the Company as part of a capital restructuring and in return received 2,000,000 common stock options at $.10 per share which can be exercised any time during the subsequent three years. These options were valued at $330,000 based upon the minimal value of the common stock at the time of the options' issuance.

NOTE  11  -  SUBSIDIARIES

CPM Holdings, Inc. is a wholly subsidiary. CPM Holdings, Inc. activities are consolidated because this entity owns 80% of CPM Associates. AutoSmart USA, Inc. is a Nevada corporation and is a wholly owned subsidiary of IMNI. AutoSmart USA Leasing Inc. is a Florida corporation and is also a wholly owned subsidiary. These subsidiaries were established in 1999 and had no significant activities prior to the Company's year end. CPM, the Company's majority owned subsidiary, provides specialty wood products and often performs work as a construction subcontractor. No consolidation is necessary for the AutoSmart subsidiaries since the activity and value of these investments are immaterial to the financial statements.



















Auditors' page 14
Submission page 34 of 70

                    INTERACTIVE MULTIMEDIA NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998

NOTE  12  -  COSTS  AND  ESTIMATED  EARNINGS  ON  UNCOMPLETED  CONTRACTS

                       Costs incurred on uncompleted contracts   $     985,884
                                            Estimated earnings         766,790
                                                                 --------------

                                      Less:  Billings to date        1,822,750
                                                                 --------------

                                                  TOTAL          $     (70,076)
                                                                 ==============

The above are included in the accompanying balance sheet under the following captions:

Costs  and  estimated  earnings  in  excess of billings on uncompleted contracts
          $    28,725
          ===========

Billings  in  excess  of  costs  and estimated earnings on uncompleted contracts
          $    98,801
          ===========

NOTE  13  -  PREFERRED  STOCK

The Company's preferred stock has not been issued. The Company is authorized to issue 5,000,000 shares of $0.001 par value preferred stock, which contains no voting privileges and is not entitled to accrued dividends or conversion into shares of the Company's common stock.

NOTE  14  -  LONG  TERM  DEBT

All of the Company's long-term debt is attributed to its subsidiary CPM, and because of the bankruptcy filing is all classified as "liabilities subject to compromise".

NOTE  15  -  LITIGATION

The Company is a party to a legal action arising in the ordinary course of business. Management has retained the services of two law firms to defend this matter and it is their conclusion that the matter is totally without merit and a motion for summary judgment has been filed. Management does not expect any adverse effect on the Company to result from this matter.

NOTE  16  -  SEGMENT  INFORMATION

As described in Note 2, the Company adopted SFAS No. 131 in its fiscal year 1999. The Company's operations are classified into two principal reporting segments that provide different products or services. Separate management of each section is required because each business unit is subject to different marketing, production, and technology strategies.

Auditors' page 15
Submission page 35 of 70

                    INTERACTIVE MULTIMEDIA NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998

NOTE  16  -  SEGMENT  INFORMATION  (CONTINUED)

The  table  below  presents information about the Company's reportable segments:

                                   Fiscal Year 1999
                                   ----------------

                                    IMNI          CPM       Eliminations  Consolidated
                                ------------  ------------  ------------  ------------
External revenue                $   655,313   $   991,968   $       -     $ 1,647,281
Intersegment revenue                    -             -             -             -
                                ------------  ------------  ------------  ------------
Total net revenue               $   655,313   $   991,968   $       -     $ 1,647,281
                                ============  ============  ============  ============
Operating income (loss)         $  (121,418)  $  (133,171)  $       -     $  (254,589)
                                ============  ============  ============  ============
Corporate expenses                    -                                           -
                                                                          ------------
Total operating income (loss)
                                                                          ============
Depreciation and amortization   $    19,274   $    77,007   $       -     $    96,281
                                ============  ============  ============  ============
Interest expense                $     2,175   $        71   $       -     $     2,246
                                ============  ============  ============  ============
Identifiable assets             $ 1,579,340   $ 1,425,743   $       -     $ 3,005,083
                                ============  ============  ============
General corporate assets                                                          -
                                                                          ------------
Total assets                                                              $ 3,005,083
                                                                          ============

IMNI, the first reportable segment, derives its revenues from the sale of internet services primarily to customers throughout the United States. CPM, the second reportable segment, derives its revenues from the sale of wood products primarily to large retail chain stores throughout the United States.

The accounting policies for the two reportable segments are the same as those described in the summary of significant accounting policies. The Company allocates resources to and evaluates performance of its operating segments based on operating income.

No single customer accounted for more than 10% of the Company's consolidated net revenues during the last two fiscal years.










Auditors' page 16
Submission page 36 of 70

                    INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
                                   FORM 10SB

                                   PART  III

Item  1  -  Index  to  Exhibits.

3.1          Articles  of  Incorporation  and  Amendments  thereto.
3.2          By-Laws  and  Amendments  thereto.
4.1          Form  of  Common  Stock  Certificate.
10.1         CPM  Associates,  Inc.  Acquisition  Agreement  December  1998.
16.1         Letter  on  change  of  certifying  accountant
21.1         Subsidiaries  of  the  registrant
27.1         Financial  Data  Schedule  for  the  period  ended  March 31, 1998
27.2         Financial  Data  Schedule  for  the  period  ended  March 31, 1999


Item  2  Description  of  Exhibits.

The  Exhibits  required  by  this  item  are  included  as  set   forth  in  the
Exhibit  Index.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its hereby the undersigned, thereunto dully authorized.

Interactive  Multimedia  Network,  Inc.
(Registrant)

Date:  August   ,1999                    By  /s/  Vincent  L.  Verdiramo
                                         Director  and  President